October 24, 2022

Jennifer Angelini

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cub Crafters, Inc.
Offering Statement on Form 1-A Filed on September 30, 2022 File No. 024-11983

Dear Jennifer and Angelini:

We acknowledge receipt of the comments in the letter dated October 14, 2022 from the Staff of the Division of Corporate Finance (the “Staff”) regarding the  Offering Statement of Cub Crafters, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Securities Being Offered, page 45

1.

We note your response to prior comment four. However, it does not appear that the conversion of Class B common stock contemplated by your certificate of incorporation is described in your offering circular. In addition, the statement to the effect that Class A and Class B common stock have the same rights (other than voting) does not appear entirely consistently with your certificate of incorporation; for example, Class B common stock appears subject to restrictions on transfer. Please revise your disclosure accordingly.

The Company has revised the disclosure in the Securities Being Offered section to include a description of the potential conversion of Class B Common Stock into Class Common Stock upon transfer of shares of Class B Common Stock.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cub Crafters, Inc. If you have additional questions or comments, please contact me at sara@crowdchecklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

CrowdCheck Law LLP

cc: Patrick Horgan

Chief Executive Officer

Cub Crafters, Inc.